

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

October 3, 2008

Mr. Thomas A. Janochoski
Vice President & Secretary, Chief Financial Officer
Great Northern Iron Ore Properties
W-1290 First National Bank Building
332 Minnesota Street
Saint Paul, MN  55101-1361

      **Re:**    **Great Northern Iron Ore Properties**
                 **Form 10-K for Fiscal Year Ended December 31, 2007**
                 **Filed February 27, 2008**
                 **File No. 0-00701**

Dear Mr. Janochoski:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                                   Sincerely,

                                   H. Roger Schwall
                                   Assistant Director